SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)

                         COMMAND SECURITY CORPORATION
                               (Name of Issuer)

                   Common Stock, $.0001 par value per share
                        (Title of Class of Securities)

                                  20050L100
                                (CUSIP Number)

                          Thomas P. Kikis, President
                           Arcadia Securities, LLC
                      Kikis Asset Management Corporation
                               720 Fifth Avenue
                           New York, New York 10019
                                (212) 231-4100
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                              November 11, 1999
           (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See ss.240.13d-7(b)for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number                                                         20050L100

------------------------------------------------------------------------------
1)  Names of Reporting Persons, S.S. or I.R.S. Identification Numbers Of Above
    Persons:

    Thomas P. Kikis

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2)  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a). . . . . . . . . . . . . . . . . . [   ]
    (b). . . . . . . . . . . . . . . . . . [ X ]

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3)  SEC Use Only. . . . . . . . .

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4)  Source of Funds
    (See Instructions). . . . . . . . . . PF

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5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e). . . . . . . . . [    ]

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6)  Citizenship or Place of Organization. . . U.S.A.

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Number of         |(7)  Sole Voting Power           1,007,548*
Shares            |____________________________________________
Beneficially      |(8)  Shared Voting Power                 0
Owned by          |____________________________________________
Each              |(9)  Sole Dispositive            1,007,548*
Reporting         |____________________________________________
Person            |(10) Shared Dispositive Power            0
With:             |____________________________________________

11) Aggregate Amount Beneficially Owned by Each Reporting
    Person. . . . . . . . . . . . . . . . 1,007,548*

------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions). . . [   ]

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13) Percent of Class Represented by
    Amount of Row (11). . . . . . . . . . 14.6%

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14) Type of Reporting Person
    (See Instructions). . . . . . . . . . OO**

* This amount includes 300,000 shares which underlie currently exercisable warrants and an aggregate of 163,248 shares issuable upon the conversion of the Company's Series A Preferred Stock. These 1,007,548 shares consist of 801,248 shares held by Kikis Asset Management Corporation and 206,300 shares held by Arcadia Securities, LLC. Thomas P. Kikis expressly disclaims beneficial ownership of all but 144,416 of such 1,007,548 shares of the Company's common stock.

**Thomas P. Kikis serves as President of Kikis Asset Management Corporation and of Arcadia Securities, LLC.

CUSIP Number                                                         20050L100

------------------------------------------------------------------------------
1)  Names of Reporting Persons, S.S. or I.R.S. Identification Numbers
    Of Above Persons:
    Kikis Asset Management Corporation, 13-3739921

------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a). . . . . . . . . . . . . . . . . . [   ]
    (b). . . . . . . . . . . . . . . . . . [ X ]

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3)  SEC Use Only. . . . . . . . .

------------------------------------------------------------------------------
4)  Source of Funds
    (See Instructions). . . . . . . . . . PF

------------------------------------------------------------------------------
5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e). . . . . . . . . [   ]

------------------------------------------------------------------------------
6)  Citizenship or Place of Organization. . . New York

------------------------------------------------------------------------------
Number of         |(7)  Sole Voting Power             801,248*
Shares            |____________________________________________
Beneficially      |(8)  Shared Voting Power                 0
Owned by          |____________________________________________
Each              |(9)  Sole Dispositive              801,248*
Reporting         |____________________________________________
Person            |(10) Shared Dispositive Power            0
With:             |____________________________________________

11) Aggregate Amount Beneficially Owned by Each Reporting
    Person. . . . . . . . . . . . . . . . 801,248*

------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions). . . [    ]

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13) Percent of Class Represented by
    Amount of Row (11). . . . . . . . . . 11.6%

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14) Type of Reporting Person
    (See Instructions). . . . . . . . . . IA, CO

* This amount includes 300,000 shares which underlie currently exercisable warrants and an aggregate of 163,248 shares issuable upon the conversion of the Company's Series A Preferred Stock.

CUSIP Number                                                         20050L100

------------------------------------------------------------------------------
1)  Names of Reporting Persons, S.S. or I.R.S. Identification Numbers Of
    Above Persons:
    Arcadia Securities, LLC, 13-3981264

------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a). . . . . . . . . . . . . . . . . . [   ]
    (b). . . . . . . . . . . . . . . . . . [ X ]

------------------------------------------------------------------------------
3)  SEC Use Only. . . . . . . . .

------------------------------------------------------------------------------
4)  Source of Funds
    (See Instructions). . . . . . . . . . PF

------------------------------------------------------------------------------
5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e). . . . . . . . . [    ]

------------------------------------------------------------------------------
6)  Citizenship or Place of Organization. . . New York
------------------------------------------------------------------------------
Number of         |(7)  Sole Voting Power             206,300
Shares            |____________________________________________
Beneficially      |(8)  Shared Voting Power                 0
Owned by          |____________________________________________
Each              |(9)  Sole Dispositive              206,300
Reporting         |____________________________________________
Person            |(10) Shared Dispositive Power            0
With:             |____________________________________________

11) Aggregate Amount Beneficially Owned by Each Reporting
    Person. . . . . . . . . . . . . . . . 206,300

------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions). . . [   ]

------------------------------------------------------------------------------
13) Percent of Class Represented by
    Amount of Row (11). . . . . . . . . . 3.0%

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14) Type of Reporting Person
    (See Instructions). . . . . . . . . . BD, CO

Item 1. Security and Issuer.

     This statement relates to the common stock, par value $.0001 per share ("Common Stock") of Command Security Corporation, a New York corporation ("Company"). The Company's principal executive offices are located at Lexington Park, Route 55, Lagrangeville, NY 12540.

Item 2. Identity and Background.

     This Statement is being filed by Kikis Asset Management Corporation, a New York corporation ("KAMC") and Arcadia Securities, LLC, a New York limited liability company ("Arcadia"), and Thomas P. Kikis, the President of both entities.

Kikis Asset Management Corporation

     (a) KAMC acts, with full discretionary authority, as investment advisor to clients who own in the aggregate 801,248 shares of Common Stock. These clients include Peter T. Kikis, a director of the Company, who owns beneficially 641,832 shares of Common Stock, including 300,000 shares issuable on the exercise of warrants and 108,832 shares issuable upon the conversion of shares of the Company's Series A Preferred Stock, par value $0.0001 per share (the "Series A Preferred Stock"). Thomas P. Kikis is the President of KAMC and is responsible for managing such client advisory accounts and is also a director of the Company. Mr. Kikis also owns individually 144,416 shares of the Common Stock, including 54,416 shares issuable on conversion of the Series A Preferred Stock, and such shares are attributed to KAMC for purposes of this Statement. All such shares of the Common Stock are referred to as the "Shares." See Item 5(a), below.

     (b) The business address of KAMC and Thomas P. Kikis is 720 Fifth Avenue, New York, New York 10019.

     (c) KAMC manages investment accounts for individuals and entities as an investment advisor. The principal occupation of Thomas P. Kikis is as President of KAMC and Arcadia.

     (d) During the last five years, neither KAMC nor Thomas P. Kikis has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the last five years, neither KAMC nor Thomas P. Kikis was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, made it or him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

     (f) KAMC is a New York corporation and Thomas P. Kikis is a citizen of the United States of America.

Arcadia Securities, LLC

     (a) Arcadia acts, with full discretionary authority, as a broker-dealer to clients who own in the aggregate 206,300 shares of Common Stock. All such shares of the Common Stock are referred to as the "Shares." See Item 5(a), below.

     (b) The business address of Arcadia is 720 Fifth Avenue, New York, New York 10019.

     (c) Arcadia handles brokerage accounts for individuals and entities as a broker-dealer.

     (d) During the last five years, Arcadia has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the last five years, Arcadia was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, made it or him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

     (f) Arcadia is a New York limited liability company.

Item 3. Source and Amount of Funds or Other Consideration.

     The source of the funds used to purchase the Shares were the personal funds of KAMC's clients, Arcadia's clients, and of Thomas P. Kikis.

Item 4. Purpose of Transaction.

     KAMC and Arcadia acquired the Shares described in Item 1 solely for investment purposes. None of KAMC, Arcadia or Thomas P. Kikis currently has any plan or proposal which relates to or would result in any of the matters listed in Item 4 of Schedule 13D, except as noted below and except that Arcadia, KAMC or Thomas P. Kikis may, from time to time or at any time, dispose of Shares or acquire additional shares of Common Stock for Arcadia's client accounts, KAMC's client accounts or Mr. Kikis's account depending on price and market conditions and other factors.

     On December 3, 1997, a shareholders derivative action was instituted in the Supreme Court of the State of New York, County of New York (Index No. 606166/97), by Robert J. Rosan and four directors of the Company, Steven B. Sands, Lloyd Saunders, III, Peter T. Kikis and Thomas P. Kikis, against William C. Vassell, Chairman of the Board of the Company, three other directors of the Company, Gordon Robinett, Peter J. Nekos and Gregory J. Miller, and David J. Pollitzer. The complaint in such action asserts claims for, among other things, fraud, constructive fraud, ultra vires actions, waste of corporate assets and breach of fiduciary duty by the defendants. Plaintiffs are seeking monetary damages in an amount not less than $11,000,000, an accounting, a declaratory judgment that a certain shareholders agreement is void, and injunctive relief which, among other things, would enjoin the defendant directors from voting to retain Mr. Vassell on the Board of Directors of the Company. This matter is still pending.

Item 5. Interest in Securities of the Issuer.

     (a) As of the date of this Statement, KAMC owns beneficially (for purposes of Rule 13d-3 under the Securities Exchange Act of 1934) an aggregate of 801,248 (11.6% of the outstanding) shares of Common Stock. This includes (i) 656,832 (9.4% of the outstanding) shares held by KAMC's client accounts, including 641,832 (9.4% of the outstanding) shares owned beneficially by Peter T. Kikis and (ii) 144,416 (2.1% of the outstanding) shares owned beneficially by Thomas P. Kikis. Of the 641,832 shares owned beneficially by Peter T. Kikis, 300,000 are issuable on exercise of currently exercisable warrants held by him and 108,832 are issuable on conversion of shares of the Series A Preferred Stock held by him which are currently convertible. Of the 144,416 shares owned beneficially by Thomas P. Kikis, 54,416 are issuable on conversion of shares of the Series A Preferred Stock held by him which are currently convertible. Arcadia owns beneficially an aggregate of 206,300 (3.0% of the outstanding) shares of Common Stock.

     (b) KAMC, as investment advisor to its advisory clients, has sole voting power and dispositive power over all 801,248 Shares. Arcadia, as broker to its brokerage clients has sole voting power and dispositive power over all 206,300 Shares. Such power is exercised by Thomas P. Kikis.

     (c) The following table sets forth all transactions with respect to the Issuer's Shares effected during the past sixty days by each of the Reporting Persons listed in Item 5(a) above. Each transaction set forth below reflects a purchase effected by means of an open market trade.

         Trade Date                 Price     Arcadia    KAMC

         November 11, 1999          1.0312    l0,000     15,000
         November 12, 1999          1.0312       -0-      5,000
         November 16, 1999          1.0000    25,000     12,000
         November 18, 1999          1.0312    37,000        -0-
         December  9, 1999           .9562       -0-      4,000

     In addition to the trades listed above, on January 21, 2000 the Company issued a warrant to purchase 150,000 shares to Peter T. Kikis, a client of KAMC.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Pursuant to KAMC's investment management agreements with its clients, KAMC may participate in any profits realized by such clients from their investments in the Company.

     Thomas P. Kikis is a party to a Shareholders Voting Agreement entered into by all directors of the Company as of March 8, 1995, which was finally agreed to on March 24, 1995, and which has been amended on June 1, 1995 and September 22, 1997 to include H. Richard Dickinson and Thomas P. Kikis, respectively, ("Shareholders Agreement"). No additional Common Stock was acquired by the reporting person.

     The Shareholders Agreement provides that each member of the Board will:
(i) vote all shares beneficially owned by him ("Shares") for the election to directorship of each of the other members of the Board; (ii) refrain from voting any of his Shares for any action that would result in the increase or decrease of the number of positions on the Board or for the removal, without cause, of any member of the Board; and (iii) in the event of death, resignation or removal of any director, vote all of his Shares in favor of the election of the person designated as replacement in accordance with the Shareholders Agreement.

     In connection with the Shareholders Agreement, all members of the Board have signed a Unanimous Written Consent in Lieu of a Special Meeting of the Board of Directors of Command Security Corporation which provides for the designation by certain members of the Board of nominees for the replacement of any current director upon death, resignation, removal or inability to serve. Messrs. Vassell, Nekos, Miller and Robinett were given the authority to nominate the replacement for any one of them; Messrs. Sands and Saunders were given the authority to nominate the replacement for any one of them; and Mr. Peter T. Kikis was given the authority to nominate his replacement. The Board members agreed that their respective nominees of any replacements could be provided at a later date. Mr. Thomas P. Kikis replaced Mr. Dickinson as a result of the September 22, 1997 amendment to the Shareholders Agreement. This Shareholders Agreement is the subject of the litigation referred to in
Item 4 above. Mr. Thomas P. Kikis is challenging the validity of this Shareholders Agreement in such litigation. Mr. Kikis is disclosing this material solely for the purpose of complying with the reporting requirements set forth in Schedule 13D (Reg. ss. 240.13d-101).

Item 7. Material to Be Filed as Exhibits.

        Exhibit 1: Joint Filing Agreement.

        Exhibit 2: Shareholder Agreement.

                                  SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2000

                                               KIKIS ASSET MANAGEMENT
                                               CORPORATION

                                               By: /s/ Thomas P. Kikis
                                                       Thomas P. Kikis
                                                       President

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2000

                                               ARCADIA SECURITIES, LLC

                                               By: /s/ Thomas P. Kikis
                                                       Thomas P. Kikis
                                                       President

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2000

                                                   /s/ Thomas P. Kikis
                                                       Thomas P. Kikis

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. ss.1001).

                                  Exhibit 1

                            JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock of Command Security Corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this 31st day of January, 2000.

KIKIS ASSET MANAGEMENT CORPORATION          ARCADIA SECURITIES, LLC.

By: /s/ Thomas P. Kikis                     By: /s/ Thomas P. Kikis
        Thomas P. Kikis, President                  Thomas P. Kikis, President

    /s/ Thomas P. Kikis
        Thomas P. Kikis, Individually

                                  Exhibit 2

                        SHAREHOLDERS VOTING AGREEMENT

     This Shareholders Voting Agreement is made as of this 8 day of March, 1995 by and among William C. Vassell, Gordon Robinett, John B. Goldsborough, Lloyd H. Saunders III, Peter Kikis, Steven B. Sands, Peter G. Nekos and Gregory J. Miller (each a "Shareholder").

     Each of the parties hereto is a Shareholder and Director of Command Security Corporation.

     WHEREAS each party understands that the Board has resolved to agree on certain nominees in the event of the death, resignation or removal of certain Directors, a copy of which resolution is attached as exhibit A (the "Resolution"); and

     WHEREAS each party is desirous of ensuring the intent of the Resolution and the current structure and constituencies reflected in the Board for the term of this agreement; and

     NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

     1. In the event that any of Messrs. Vassell, Robinett, Nekos or Miller die, resign as a Director or is removed as a Director by action of the Board or the Shareholders, each Shareholder agrees to vote all shares of Capital Stock in Command Corporation beneficially owned or controlled by him or any of his affiliates (his "Shares") for the nominee designated in the Resolution or, at the request of the majority of Messrs. Vassell, Robinett, Nekos and Miller, for such other nominee as are determined by them at the next Shareholder's meeting at which action is to be taken with respect to election of one or more Directors.

     2. In the event that any of Messrs. Goldsborough, Sands and Saunders die, resign as a Director or is removed by action of the Board or the Shareholders, each Shareholder agrees to vote his Shares for the nominee designated in the Resolution or, at the request of the majority of Messrs. Goldsborough, Sands and Saunders for such other nominee as is determined by them at the next Shareholder's meeting at which action is to be taken with respect to election of one or more Directors.

     3. In the event that Mr. Kikis dies, resigns as a Director or is removed by action of the Board or the Shareholders, each Shareholder agrees to vote his Shares for the nominee designated in the Resolution or, at the request of Mr. Kikis for such other nominee as is determined by him at the next Shareholder's meeting at which action is to be taken with respect to election of one or more Directors.

     4. No party to this Agreement or any affiliates of a party to this agreement will, in any capacity, approve of, initiate, participate in, support or vote for any action by parties, affiliates or persons who are not party to this Agreement which would result in the increase or decrease of the number of positions on the Board, the removal (except for cause approved by at least six members of the Board) of any member of the Board or any other change to the fundamental structure of the Board as reflected in this Agreement and the Resolution.

     5. Each Shareholder agrees that he will vote all of his Shares for the election as a Director of all persons who are parties hereto unless otherwise agreed by all Shareholders or upon the consent of the Director that resigned or was removed.

     6. Each party to this Agreement agrees that the Shares shall remain subject to this Agreement upon transfer (whether by sale or otherwise) to any affiliate of a party.

     7. If any provision of this Agreement, or the application thereof to any person or circumstance, shall to any extent be held invalid and unenforceable, the invalidity of such provision shall not affect any of the remaining provisions of this Agreement.

     8. This Agreement contains the entire understanding between the parties, with respect to the subject matter hereof, and all prior negotiations and agreements are merged herein. Any executory agreement simultaneously or hereafter made shall be ineffective to change, modify, discharge or effect any abandonment of this Agreement, in whole or in part, unless such executory agreement is in writing and signed by the party against whom enforcement of the change, modification, discharge or abandonment is sought.

     9. The singular number includes the plural and the masculine gender includes the feminine and the neuter, wherever appropriate, and vice versa.

     10. This Agreement shall be governed by the Laws of the State of New York without regard to principles and conflicts of law.

     11. This Agreement shall remain in full force and effect as to each Shareholder for so long as he or any of his affiliates owns Shares.

     IN WITNESS WHEREOF, and intending to be legally bound, the parties hereto have executed this agreement on the date first written above.

Dated: March 8, 1995

                                                     /s/ William C. Vassell
                                                         WILLIAM C. VASSELL

                                                     /s/ Gordon Robinett
                                                         GORDON ROBINETT

                                                     /s/ Peter G. Nekos
                                                         PETER G. NEKOS

                                                     /s/ Gregory J. Miller
                                                         GREGORY J. MILLER

                                                     /s/ Steven B. Sands
                                                         STEVEN B. SANDS

                                                     /s/ John B. Goldsborough
                                                         JOHN B. GOLDSBOROUGH

                                                     /s/ Peter Kikis
                                                         PETER KIKIS

                                                     /s/ Lloyd H. Saunders III
                                                         LLOYD H. SAUNDERS III

                             FIRST AMENDMENT TO
                        SHAREHOLDERS VOTING AGREEMENT
                        AND UNANIMOUS WRITTEN CONSENT
                             DATED MARCH 8, 1995

     This First Amendment to Shareholders Voting Agreement (the "Voting Agreement") and the Unanimous Written Consent in Lieu of Special Meeting of the Board of Directors of Command Security Corporation dated March 8, 1995, (the "Consent") is made as of this June 1, 1995, by and among William C. Vassell, Gordon Robinett, H. Richard Dickinson, Lloyd H. Saunders III, Peter
T. Kikis, Steven B. Sands, Peter G. Nekos and Gregory J. Miller.

     Each reference in the Voting Agreement and the Consent to John B. Goldsborough is hereby amended to be a reference to H. Richard Dickinson.

     This amendment is not intended to release John B. Goldsborough from Sections 4, 5 and 6 of the Agreement.

     IN WITNESS WHEREOF, and intending to be legally bound, the parties hereto have executed this amendment to the Agreement and Consent.

Dated: June 1, 1995

                                                     /s/ William C. Vassell
                                                         WILLIAM C. VASSELL

                                                     /s/ Gordon Robinett
                                                         GORDON ROBINETT

                                                     /s/ Peter G. Nekos
                                                         PETER G. NEKOS

                                                     /s/ Gregory J. Miller
                                                         GREGORY J. MILLER

                                                     /s/ Steven B. Sands
                                                         STEVEN B. SANDS

                                                     /s/ H. Richard Dickinson
                                                         H. RICHARD DICKINSON

                                                     /s/ Peter T. Kikis
                                                         PETER T. KIKIS

                                                     /s/ Lloyd H. Saunders III
                                                         LLOYD H. SAUNDERS III
                                Page 14 of 15

                             SECOND AMENDMENT TO
                        SHAREHOLDERS VOTING AGREEMENT
                             DATED MARCH 8, 1995

     This Second Amendment to the Shareholders Voting Agreement dated March 8, 1995, as amended on June 1, 1995 to provide for the substitution of H. Richard Dickinson for John B. Goldsborough ("Shareholder Agreement") is made as of September 22, 1997 by and among William C. Vassell, Gordon Robinett, Thomas Kikis, Lloyd H. Saunders, III, Peter T. Kikis, Steven B. Sands, Peter
G. Nekos and Gregory J. Miller.

     Each reference in the Shareholder Agreement, as amended, to H. Richard Dickinson is hereby amended to refer to Thomas Kikis.

     IN WITNESS WHEREOF, and intending to be legally bound, the parties hereto have executed this amendment to the Agreement as of September 22, 1997.

                                                     /s/ William C. Vassell
                                                         WILLIAM C. VASSELL

                                                     /s/ Gordon Robinett
                                                         GORDON ROBINETT

                                                     /s/ Peter G. Nekos
                                                         PETER G. NEKOS

                                                     /s/ Gregory J. Miller
                                                         GREGORY J. MILLER

                                                     /s/ Steven B. Sands
                                                         STEVEN B. SANDS

                                                     /s/ Peter T. Kikis
                                                         PETER T. KIKIS

                                                     /s/ Lloyd H. Saunders III
                                                         LLOYD H. SAUNDERS III

                                                     /s/ Thomas Kikis
                                                         THOMAS KIKIS

                                Page 15 of 15